Filed by Capitol Acquisition Holding Company Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Capitol Acquisition Corp. III (File No. 001-37588)
Commission File No. for the Related Registration Statement: 333-217256

Cision Agrees to Acquire L’Argus de la Presse

With proposed acquisition of L’Argus de la Presse, Cision strengthens its ability to enable world-class companies to monitor the performance of their media coverage in France.

June 13, 2017 – Cision and Capitol Acquisition Corp. III (NASDAQ: CLAC; “Capitol”) announced today that Cision has entered into a definitive agreement to acquire L’Argus de la Presse (“Argus”), a Paris-based provider of media monitoring solutions. The acquisition offers the opportunity to deliver Argus’ corporate and PR agency customers the Cision Communications Cloud™, the leading platform for communicators to identify relevant influencers, craft unified campaigns, and measure earned media performance. The acquisition will also give Cision’s existing global customer base enhanced access to French media content, helping them understand and quantify the impact of their communications and media coverage in France.

“Communicators and PR professionals in France are harnessing the power of earned media and modern communications to deliver better business outcomes,” said Kevin Akeroyd, CEO of Cision. “By adding Argus’ robust media monitoring to the Cision Communications Cloud, communicators in France and around the world who use Cision can better understand the reach and relevance of their media coverage.”

“By connecting with Cision’s comprehensive portfolio of solutions for media database, monitoring and press release distribution, this acquisition expands the value Argus can bring to our customers and employees,” said Alexis Donot, CEO of L’Argus de la Presse. “With Cision’s commitment to earned media innovation, this acquisition will also strengthen the resources we can bring to our core media monitoring solutions in France, helping customers maximize the quality of their media analysis.”

Cision will acquire 100% of the outstanding shares of Argus with €9 million paid at closing and up to €2 million paid over the next four years. The upfront portion of the purchase price will be funded with cash on hand or borrowings from Cision’s revolving credit facility and is subject to customary working capital adjustments.

The transaction is expected to close during the second or third quarter of 2017 and is subject to customary closing conditions.

About Cision

Cision is a leading media communication technology and analytics company that enables marketers and communicators to effectively manage their earned media programs in coordination with paid and owned channels to drive business impact. As the creator of the Cision Communications Cloud™, the first-of-its-kind earned media cloud-based platform, Cision has combined cutting-edge data, analytics, technology and services into a unified communication ecosystem that brands can use to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence. For more information, visit www.cision.com or follow @Cision on Twitter.

About Capitol Acquisition Corp. III

Capitol Acquisition Corp. III is a public investment vehicle formed for the purpose of effecting a merger, acquisition or similar business combination. Capitol is led by Chairman and Chief Executive Officer Mark D. Ein, and President and Chief Financial Officer L. Dyson Dryden. Capitol’s securities are quoted on the Nasdaq stock exchange under the ticker symbols CLAC, CLACW and CLACU. The company, which raised $325 million of cash proceeds in an initial public offering in October 2015, is Capitol’s third publicly traded investment vehicle. The first, Capitol Acquisition Corp., created Two Harbors Investment Corp. (NYSE: “TWO”), a leading mortgage real estate investment trust (REIT) and the second, Capitol Acquisition Corp. II, merged with Lindblad Expeditions, Inc. (NASDAQ: “LIND”), a global leader in expedition travel.

Additional Information

 Capitol Acquisition Holding Company Ltd. (“Holdings”) has filed with the SEC a registration statement on Form S-4 (File No. 333-217256) (the “Registration Statement”), which includes a preliminary proxy statement of Capitol, and a preliminary prospectus with respect to Holdings’ securities to be issued in connection with the proposed business combination. Capitol plans to mail to its stockholders a definitive proxy statement/prospectus with respect to Holdings’ securities to be issued in connection with the business combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITOL, HOLDINGS, CISION, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, and the definitive proxy statement/prospectus (when they become available) and other relevant materials and any other documents filed by Capitol or Holdings with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: Capitol Acquisition Corp. III, 509 7th Street NW, Washington, DC 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St., 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

Participants in the Solicitation of Capitol Stockholders

Capitol and Cision and its affiliates and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Capitol’s stockholders in connection with Cision’s proposed combination with Capitol. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Capitol’s directors and officers in Capitol’s filings with the SEC, including Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Registration Statement filed by Holdings.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Capitol, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Capitol and Cision caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Capitol and Cision do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Contact:
Nick Bell
Vice President of Communications
Cision
cisionpr@cision.com